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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

HAWAIIAN HOLDINGS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
419879101
(CUSIP Number)

Lawrence S. Hershfield
c/o Ranch Capital LLC
12730 High Bluff Drive, Suite 180
San Diego, California 92130
(858) 523-0171

with a copy to:

Kenneth D. Polin, Esq.
Foley & Lardner LLP
402 W. Broadway, Suite 2300
San Diego, California 92101-3542
(619) 234-6655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2006
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 419879101	SCHEDULE 13D	Page 1 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RC Aviation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * OO (Bankruptcy Claims)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 3,066,827 shares of Common Stock
BENEFICIALLY OWNED	8	SHARED VOTING POWER None
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,066,827 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER None

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,066,827 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[x]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% of Common Stock (1)
14		TYPE OF REPORTING PERSON * CO (Limited Liability Company)

CUSIP No. 419879101	SCHEDULE 13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RC Aviation Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * OO (Bankruptcy Claims of RC Aviation, LLC and RC Aviation Management, LLC)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 5,033,528 shares of Common Stock
BENEFICIALLY OWNED	8	SHARED VOTING POWER None
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,033,528 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER None

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,033,528 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[x]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% of Common Stock (1)
14		TYPE OF REPORTING PERSON * CO (Limited Liability Company)

CUSIP No. 419879101	SCHEDULE 13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence S. Hershfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * OO (Bankruptcy Claims of RC Aviation, LLC and RC Aviation Management, LLC)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 5,173,528 shares of Common Stock
BENEFICIALLY OWNED	8	SHARED VOTING POWER None
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,173,528 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER None

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,173,528 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[x]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% of Common Stock (1)
14		TYPE OF REPORTING PERSON * IN

(1) For more information on how this percentage was determined, see Item 5 below.

CUSIP No. 419879101	SCHEDULE 13D	Page 4 of 9 Pages

        This Amendment No. 4 to Schedule 13D is being filed to amend the information in the Reporting Persons’ (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Persons’ Amendment No. 1, Amendment No. 2 amd Amendment No. 3 thereto, filed with the Securities and Exchange Commission (“SEC”) on June 21, 2004, June 21, 2005, December 12, 2005 and May 30, 2006, respectively.

Item 1.	Security and Issuer.

        This statement relates to the shares of Common Stock (“Common Stock”) of Hawaiian Holdings, Inc. (the “Company”) and a warrant to purchase shares of Common Stock (the “Warrant,” together with the Common Stock, the “Securities”) of the Company. The Company’s principal offices are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.

Item 2.	Identity and Background.

        (a-c)     This Amendment No. 4 to Schedule 13D is being filed by (i) RC Aviation, LLC, a Delaware limited liability company (“RC Aviation”), (ii) RC Aviation Management, LLC, a Delaware limited liability company (“RC Management”) and the managing member of RC Aviation, and (iii) Lawrence S. Hershfield, the controlling member of RC Management (“Mr. Hershfield” and, together with RC Aviation and RC Management, the “Reporting Persons”). The principal business address of the Reporting Persons is located at 12730 High Bluff Drive, Suite 180, San Diego, California 92130. The principal business of RC Aviation is to acquire, manage, invest in, transfer, exchange and/or otherwise dispose of securities of the Company. The principal business of RC Management is to serve as the managing member of RC Aviation. The principal business of Mr. Hershfield is to manage various businesses, including, without limitation, RC Aviation and RC Management.

        (d-e)     None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     The citizenship of RC Aviation and RC Management are as set forth above. The citizenship of Mr. Hershfield is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

        The Securities were obtained by the Reporting Persons in consideration for the exchange of certain bankruptcy-related claims for defaulted aircraft lease contracts held by the Reporting Persons against the Company’s subsidiary, Hawaiian Airlines, Inc. (“Subsidiary”), as further described in Item 4 below. The claims were purchased by RC Aviation from its working capital.

Item 4.	Purpose of Transaction.

        RC Aviation was formed for the purpose of acquiring an equity interest in the Company in order to obtain the opportunity to profit from an investment in the Company and the Subsidiary, and to have a significant influence on the Subsidiary’s plan of reorganization in the Subsidiary’s bankruptcy proceeding, and on the direction and management of the Company and the Subsidiary after confirmation of the Subsidiary’s plan of reorganization in such bankruptcy proceeding. The Securities beneficially held by the Reporting Persons were acquired in a series of transactions as further described below:

CUSIP No. 419879101	SCHEDULE 13D	Page 5 of 9 Pages

        (a)     On June 11, 2004, RC Aviation entered into a Stock Purchase Agreement that provided for the private sale of 10,000,000 shares of Common Stock held by AIP, LLC (“AIP”) to RC Aviation.

        (b)     On June 1, 2005, the Company and RC Aviation agreed to the terms of a $60 million bridge financing in the form of the sale of promissory notes from the Company to RC Aviation, which included the grant of the Warrant to RC Aviation in exchange therefor. The Warrant is exercisable for 6,856,000 shares of Common Stock at $7.20 per share. The Warrant expires June 1, 2010. Pursuant to a series of redemptions occurring between October 19, 2005 and April 21, 2006, the Company redeemed the above-referenced promissory notes, as well as a corresponding portion of the Warrant from the members of RC Aviation, which redemptions were consented to by RC Aviation. After giving effect to the redemption of a portion of the Warrant, the Warrant now entitles RC Aviation to purchase 5,973,384 shares of Common Stock (a decrease from the 6,856,000 shares of Common Stock that were originally exercisable prior to the redemptions described herein). The foregoing description of the Warrant is qualified in its entirety by reference to such document, the form of which was filed as Exhibit 5 to the Schedule 13D (Amendment No. 1) filed by the Reporting Persons with the SEC on June 21, 2005.

        (c)     In June 2005, RC Aviation, RC Management and Mr. Hershfield acquired beneficial ownership of 1,402,121, 1,504,782 and 1,504,782 additional shares, respectively, of the Company’s Common Stock pursuant to the terms of the Subsidiary’s plan of reorganization. Under this plan, the Reporting Persons, as holders of certain claims relating to the defaulted aircraft leases, received distributions in exchange for their allowed claims in an amount of cash equal to 50% of the allowed claim and an amount of the Company’s Common Stock equal to 50% of the allowed claim based on a stock value of $6.16 per share of Common Stock.

CUSIP No. 419879101	SCHEDULE 13D	Page 6 of 9 Pages

        (d)     Following the effectiveness of the Company’s Registration Statement on Form S-3 (the “Registration Statement”), on May 3, 2006, as required by the terms of RC Aviation’s Second Amended and Restated Limited Liability Company Operating Agreement (the “Operating Agreement”) and that certain letter agreement, dated November 2, 2005, entered into between RC Aviation and certain of its members (the “Letter Agreement”), RC Aviation distributed the Warrant to its members. In addition, on May 8, 2006, as required by the terms of the Operating Agreement and the Letter Agreement, RC Aviation distributed 6,848,948 shares of Common Stock to its members, retaining 3,151,052 shares of Common Stock from the 10,000,000 shares of Common Stock initially acquired from AIP. As the managing member of RC Aviation, RC Management received its pro rata portion of the Warrant, which equaled a warrant to purchase 758,158 shares of the Company’s Common Stock. RC Management also received 1,105,882 shares of Common Stock pursuant to the distribution on May 8, 2006.

        (e)     On June 2, 2006, RC Aviation distributed 1,486,346 shares of Common Stock to certain of its members, retaining 1,664,706 shares of Common Stock from the 3,151,052 shares of Common Stock previously held by RC Aviation.

        Other than as set forth above in this Amendment No. 4 to Schedule 13D, none of the Reporting Persons has any existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive of Item 4 of Schedule 13D. However, the Reporting Persons may in the future engage in and may plan for their engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

        Any future decision of the Reporting Persons to take any such actions with respect to the Company or the Subsidiary or their respective securities will take into account various factors, including the prospects of the Company and Subsidiary, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

        (a)     As of the date hereof, RC Aviation could be deemed the beneficial owner of 3,066,827 shares of Common Stock of the Company, constituting 6.6% of the Company’s Common Stock (see Calculating the Percentage Ownership below). As part of the number of shares indicated above as being beneficially owned by RC Aviation, the total includes: (i) 1,664,706 shares of Common Stock retained by RC Aviation following its distribution of 1,486,346 shares of Common Stock to certain of its members on June 2, 2006; and (ii) 1,402,121 shares of Common Stock acquired from the conversion of certain bankruptcy claims against the Subsidiary.

        As of the date hereof, RC Management could be deemed the beneficial owner of 5,033,528 shares of Common Stock of the Company, constituting 10.6% of the Company’s Common Stock (see Calculating the Percentage Ownership below). As part of the number of shares indicated above as being beneficially owned by RC Management, the total includes: (i) 1,664,706 shares of Common Stock beneficially held through RC Aviation; (ii) 1,105,882 shares of Common Stock received from RC Aviation pursuant to the May 8, 2006 distribution; (iii) 758,158 shares of Common Stock that are exercisable on June 1, 2006 pursuant to the Warrant; and (iv) 1,504,782 shares of Common Stock acquired from the conversion of certain bankruptcy claims against the Subsidiary.

CUSIP No. 419879101	SCHEDULE 13D	Page 7 of 9 Pages

        As of the date hereof, Mr. Hershfield could be deemed the beneficial owner of 5,173,528 shares of Common Stock of the Company, constituting 10.9% of the Company’s Common Stock (see Calculating the Percentage Ownership below). As part of the number of shares indicated above as being beneficially owned by Mr. Hershfield, the total includes: (i) 1,664,706 shares of Common Stock beneficially held through RC Aviation and RC Management; (ii) 1,105,882 shares of Common Stock beneficially held through RC Management and received from RC Aviation pursuant to the May 8, 2006 distribution; (iii) 758,158 shares of Common Stock beneficially held through RC Management and that are exercisable on June 1, 2006 pursuant to the Warrant; (iv) 1,504,782 shares of Common Stock beneficially held through RC Management and acquired from the conversion of certain bankruptcy claims against the Subsidiary; (v) 40,000 shares of Common Stock held directly in Mr. Hershfield’s capacity as an individual; and (vi) 100,000 shares of Common Stock which are currently exercisable pursuant to an option granted to Mr. Hershfield by the Company on December 19, 2005. The 5,173,528 shares of Common Stock beneficially held by Mr. Hershfield do not include an option granted to Mr. Hershfield on August 10, 2005 to purchase 20,000 shares of the Company’s Common Stock, which option vests at the rate of 33-1/3% per year beginning with the first year following the date of grant. Because the option is not exercisable within sixty days of the date hereof, the total is not included in the beneficial ownership calculation.

        Calculating the Percentage Ownership: (i) The percentage calculated above for RC Aviation is based upon 46,553,914 shares of Common Stock of the Company issued and outstanding as of May 8, 2006, as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2006 (the “Form 10-Q”); (ii) the percentage calculated above for RC Management is based upon 47,312,072 shares of Common Stock of the Company, which number represents (A) 46,553,914 shares of Common Stock issued and outstanding as of May 8, 2006, as set forth in the Company’s Form 10-Q, plus (B) 758,158 shares of Common Stock issuable on June 1, 2006 upon exercise of the Warrant; and (iii) the percentage calculated above for Mr. Hershfield is based upon 47,412,072 shares of Common Stock of the Company, which number represents (A) 46,553,914 shares of Common Stock issued and outstanding as of May 8, 2006, as set forth in the Company’s Form 10-Q, plus (B) 758,158 shares of Common Stock issuable on June 1, 2006 upon exercise of the Warrant, plus (C) 100,000 shares of Common Stock currently issuable upon exercise of the option granted to Mr. Hershfield on December 19, 2005.

        (b)     Each of the Reporting Persons has the sole power to vote or direct the vote of 3,066,827 shares of Common Stock of the Company, except that RC Management and Mr. Hershfield have the power to vote an additional: (i) 758,158 shares of Common Stock held by RC Management, which shares are exercisable on June 1, 2006 pursuant to the Warrant; and (ii) 102,661 shares of Common Stock held by RC Management. Mr. Hershfield also has the sole power to vote an additional 40,000 shares of Common Stock held directly in his capacity as an individual, as well as 100,000 shares of Common Stock currently issuable to him pursuant to the option granted to him by the Company on December 19, 2005.

        Each of the Reporting Persons has the sole power to dispose or direct the disposition of 3,066,827 shares of Common Stock of the Company, except that RC Management and Mr. Hershfield have the power to dispose or direct the disposition of an additional: (i) 758,158 shares of Common Stock held by RC Management, which shares are exercisable on June 1, 2006 pursuant to the Warrant; and (ii) 102,661 shares of Common Stock held by RC Management. Mr. Hershfield also has the sole power to dispose or direct the disposition of an additional 40,000 shares of Common Stock that are held directly in his capacity as an individual, as well as 100,000 shares of Common Stock currently issuable to him pursuant to the option granted to him by the Company on December 19, 2005.

        (c)     There were no transactions in the Common Stock by the Reporting Persons during the prior sixty days, other than the transactions described herein.

CUSIP No. 419879101	SCHEDULE 13D	Page 8 of 9 Pages

        (d)     As of the date hereof, and except as set forth above, the Reporting Persons no longer hold any interest in the shares of Common Stock of the Company held by AIP.

        (e)     Not applicable.

        The filing of this Amendment No. 4 to Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the Common Stock referred to herein other than shares directly held in the name of such Reporting Person. As such, RC Management and Mr. Hershfield each specifically disclaim beneficial ownership in the Common Stock reported herein, except to the extent that each may have a direct pecuniary interest in such Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Operating Agreement of RC Aviation, LLC was entered into by and among RC Aviation and the members thereto in connection with RC Aviation’s purchase of the Company’s Securities. Pursuant to the Operating Agreement, RC Management is vested with the exclusive right and authority to manage and control the business of RC Aviation, subject to member approval of certain major transactions. The Operating Agreement provides that RC Management may only be removed as the managing member of RC Aviation for fraud, willful neglect, or gross or reckless misconduct which, in each case, causes material harm to RC Aviation.

        The Operating Agreement obligates RC Aviation to distribute ninety percent of the Securities to its members on a pro rata basis as soon as practicable following the date upon which the plan of reorganization of the Subsidiary shall have become effective and final (and all conditions subsequent thereto have been satisfied). In addition, the Letter Agreement provides that certain of the members of RC Aviation agreed to defer their right to receive Securities under the Operating Agreement until the earlier of (a) the date that such Securities are registered by the Company under the Registration Statement filed with the SEC; and (b) January 31, 2006. As described above, following the effectiveness of the Company’s Registration Statement, RC Aviation has engaged in a series of distributions of Common Stock to its members. The foregoing descriptions of the Operating Agreement and Letter Agreement are qualified in their entirety by reference to such documents, the forms of which were filed as Exhibits 1 and 2 to the Schedule 13D (Amendment No. 2), filed by the Reporting Persons with the SEC on December 12, 2005.

Item 7.	Materials to Be Filed as Exhibits.

        Not applicable.

CUSIP No. 419879101	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2006

RC Aviation, LLC,
a Delaware limited liability company

By:	RC Aviation Management, LLC, a Delaware limited liability company

/s/ Lawrence S. Hershfield Lawrence S. Hershfield, Managing Member of RC Aviation Management, LLC

RC Aviation Management, LLC,
a Delaware limited liability company

By: /s/ Lawrence S. Hershfield
Name: Lawrence S. Hershfield
Title: Managing Member

/s/ Lawrence S. Hershfield
Lawrence S. Hershfield